      As filed with the Securities and Exchange Commission on November 1, 2000
                                                     1933 Act File No. 333-32268
                                                     1940 Act File No. 811-05808
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-2
                             REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933       [ ]
                          PRE-EFFECTIVE AMENDMENT NO.         [ ]
                        POST-EFFECTIVE AMENDMENT NO. 3        [X]
                                     AND/OR
                        REGISTRATION STATEMENT UNDER THE
                        INVESTMENT COMPANY ACT OF 1940        [ ]
                               AMENDMENT NO. 25               [X]
                        (CHECK APPROPRIATE BOX OR BOXES)

                         EATON VANCE PRIME RATE RESERVES
                         -------------------------------
                    (EXACT NAME OF REGISTRANT AS SPECIFIED IN
                                    CHARTER)

                   THE EATON VANCE BUILDING, 255 STATE STREET,
                   -------------------------------------------
                           BOSTON, MASSACHUSETTS 02109
                           ---------------------------
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

               REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:
                  ---------------------------------------------
                                 (617) 482-8260
                              ---------------------

                                 ALAN R. DYNNER
                   THE EATON VANCE BUILDING, 255 STATE STREET,
                   -------------------------------------------
                          BOSTON, MASSACHUSETTS 02109
                          ---------------------------
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)




     If any of the securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box):

[ ] when declared effective pursuant to section 8(c)
[ ] immediately upon filing pursuant to paragraph (b)
[ ] on (date) pursuant to paragraph (b)
[ ] 60 days after filing pursuant to paragraph (a)
[X] on January 19, 2001 pursuant to paragraph (a)

If appropriate, check the following box:

[ ] This [post effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ]  This  form is filed  to  register  additional  securities  for an  offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ________________________.

Senior Debt Portfolio has also executed this Registration Statement.

                         EATON VANCE PRIME RATE RESERVES
                              CROSS REFERENCE SHEET
                           ITEMS REQUIRED BY FORM N-2
                           --------------------------

PART A>
ITEM NO.>                 ITEM CAPTION                                            PROSPECTUS CAPTION
--------                  ------------                                            ------------------
1.                        Outside Front Cover                                     Cover Page
2.                        Inside Front and Outside Back Cover Page                Cover Pages
3.                        Fee Table and Synopsis                                  Shareholder and Fund Expenses
4.                        Financial Highlights                                    Financial Highlights
5.                        Plan of Distribution                                    Purchasing Shares; Shareholder Account Features;
                                                                                       Sales Charges
6.                        Selling Shareholders                                    Not Applicable
7.                        Use of Proceeds                                         Purchasing Shares; Investment Objective, Policies
                                                                                        and Risks
8.                        General Description of the Registrant                   Organization of the Fund; Investment Objective,
                                                                                        Policies and Risks
9.                        Management                                              Management of the Fund; Organization of the Fund

10.                       Capital Stock, Long-Term Debt, and Other                Organization of the Fund; Distributions and Taxes;
                            Securities                                                  Shareholder Account Features
11.                       Defaults and Arrears on Senior Securities               Not Applicable
12.                       Legal Proceedings                                       Not Applicable
13.                       Table of Contents of the Statement of                   Table of Contents of the Statement of Additional
                            Additional Information                                      Information

PART B                                                                              STATEMENT OF
ITEM NO.                  ITEM CAPTION                                          ADDITIONAL INFORMATION CAPTION
--------                 --------------                                         -------------------------------
14.                       Cover Page                                               Cover Page
15.                       Table of Contents                                        Table of Contents
16.                       General Information and History                          Management and Organization
17.                       Investment Objective and Policies                        Investment Policies and Risks; Investment
                                                                                       Restrictions
18.                       Management                                               Management and Organization; Investment
                                                                                       Advisory and Other Services
19.                       Control Persons and Principal Holders of                 Control Persons and Principal Holders of Shares
                            Securities

20                        Investment Advisory and Other Services                   Investment Advisory and Other Services
21.                       Brokerage Allocation and Other Practices                 Portfolio Trading
22.                       Tax Status                                               Taxes
23.                       Financial Statements                                     Financial Statements

     The purpose of this filing is to defer the effective date of post-effective amendment no. 2 ("PEA No. 2") (filed August 14, 2000; Accession No. 0000940394-00-000383), which had been filed to defer the effective date of post-effective amendment no. 1 ("PEA No. 1") (filed June 16, 2000; Accession No. 0000940394-00-000269). The prospectus and statement of additional information ("SAI") of the Fund were filed electronically with the Commission in a
Registration Statement on Form N-2 on March 13, 2000 (Accession No. 0000950156-00-000172) and are incorporated by reference herein. The supplements to the prospectus and SAI of the Fund contained in PEA No. 1 are also incorporated by reference herein.

                                     PART C

                                OTHER INFORMATION

ITEM 24.        FINANCIAL STATEMENTS AND EXHIBITS

  (1) FINANCIAL STATEMENTS:

      INCLUDED IN PART A:

      Financial highlights for each of the ten years ended December 31, 1999

      INCLUDED IN PART B:

          INCORPORATED BY REFERENCE TO THE ANNUAL REPORT DATED DECEMBER 31, 1999 (ACCESSION NO. 0000950156-00-000125), FILED ELECTRONICALLY PURSUANT TO
          SECTION 30(B)(2) OF THE INVESTMENT COMPANY ACT OF 1940.


            Financial Statements for EATON VANCE PRIME RATE RESERVES:
               Statement of Assets and Liabilities as of December 31, 1999 Statement of Operations for the year ended December 31, 1999 Statements of Changes in Net Assets for each of the two years ended December 31, 1999
               Statement of Cash Flows for the year ended December 31, 1999 Financial Highlights for the five years ended December 31, 1999 Notes to Financial Statements
               Independent Auditors' Report

            Financial Statements for SENIOR DEBT PORTFOLIO:
               Portfolio of Investments as of December 31, 1999
               Statement of Assets and Liabilities as of December 31, 1999 Statement of Operations for the year ended December 31, 1999 Statements of Changes in Net Assets for each of the two years ended December 31, 1999
               Statement of Cash Flows for the year ended December 31, 1999 Supplementary Data for the four years ended December 31, 1999 and for the period from the start of business, February 22, 1995, to December 31, 1995
               Notes to Financial Statements
               Independent Auditors' Report

  (2) EXHIBITS:

    (a)(a) Declaration of Trust dated May 2, 1989, as amended and restated June 30, 1989, filed as Exhibit (a)(a) to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-63623) and Amendment No. 14 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-05808) filed with the Commission on October 24, 1995 (Amendment No. 14) and incorporated herein by reference.

       (b)     Amended and Restated  Agreement  and  Declaration  of Trust dated
               April 26, 2000 filed as Exhibit (a)(b) to Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-32268) and Amendment No. 23 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-05808) filed with the Commission on June 16, 2000 (Amendment No. 23) and incorporated herein by reference.

       (c)     Amendment to the Declaration of Trust to be filed by Amendment.

       (d) Establishment and Designation of Classes of Shares of Beneficial Interest, Without Par Value to be filed by Amendment.

    (b)(a) By-Laws (as amended June 12, 1989) filed as Exhibit (b)(a) to Amendment No. 14 and incorporated herein by reference.

       (b) By-Laws Amendment dated December 13, 1993 filed as Exhibit (b)(b) to Amendment No. 14 and incorporated herein by reference.

       (c)     Not applicable

       (d)     Not applicable

       (e)     Not applicable

       (f)     Not applicable

       (g)     Not applicable

    (h)(a)     Distribution  Agreement  dated  November 1, 1996 filed as Exhibit
               (h)(a) to Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-25731) and Amendment No. 17 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-05808) filed with the Commission on July 2, 1997 (Amendment No. 17) and incorporated herein by reference.

       (b)     Distribution Agreement to be filed by Amendment.

       (c) Selling Group Agreement between Eaton Vance Distributors, Inc. and Authorized Dealers filed as Exhibit (6)(b) to the Post-Effective Amendment No. 61 filed December 28, 1995 to the Registration Statement of Eaton Vance Growth Trust (File Nos. 2-22019 and 811-1241) and incorporated herein by reference.

   (i) The Securities and Exchange Commission has granted the Registrant an exemptive order that permits the Registrant to enter into deferred compensation arrangements with its independent Trustees. See in the Matter of Capital Exchange Fund, Inc., Release No. IC-20671 (November 1, 1994).

   (j)(a) Custodian Agreement dated December 17, 1990 filed as Exhibit (j) to Amendment No. 14 and incorporated herein by reference.

      (b) Amendment to Custodian Agreement dated October 23, 1995 filed as Exhibit (j)(b) to the Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 33-63623) and Amendment No. 15 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-05808) filed with the Commission on April 1, 1996 (Amendment No. 15) and incorporated herein by reference.

      (c) Amendment to Master Custodian Agreement with Investors Bank & Trust Company dated December 21, 1998 as Exhibit (g)(3) to the Registration Statement of Eaton Vance Municipals Trust (File Nos. 33-572 and 811-4409) (Accession No. 0000950156-99-000050) filed
               January 25, 1999 and incorporated herein by reference.

  (k)(a)       Administration  Agreement  dated  July 14,  1989 filed as Exhibit
               (k)(a) to Amendment No. 14 and incorporated herein by reference.

     (b) Administration Agreement Amendment dated October 24, 1994 filed as Exhibit (k)(b) to Amendment No. 14 and incorporated herein by reference.

    (c)        Distribution  Plan  adopted  December  21,  1998 filed as Exhibit
               (k)(c) to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-72711) and Amendment No. 20 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-05808) filed with the Commission on February 22, 1999 (Amendment No. 20) and incorporated herein by reference.

    (d)        Distribution and Service Plan to be filed by Amendment.

    (e)        Transfer Agency  Agreement as of January 1, 1998 filed as Exhibit
               (k)(b) to the Registration Statement on Form N-2 of Eaton Vance Advisers Senior Floating-Rate Fund (File Nos. 333-46853, 811-08671) (Accession No. 0000950156-98-000172) filed February
               25, 1998 and incorporated herein by reference.

    (f) Amendment to the Transfer Agency Agreement dated October 18, 1999 filed as Exhibit (h)(2)(b) to the Registration Statement of Eaton Vance Municipals Trust (File Nos. 33-572 and 811-4409) (Accession No. 000950156-99-000723) and incorporated herein by reference.

 (l) Opinion and Consent of Counsel dated March 10, 2000 filed as Exhibit (l) to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-32268) and Amendment No. 22 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-05808) filed with the Commission on March 13, 2000 (Amendment No. 22) and incorporated herein by reference.

    (m)        Not applicable

    (n)        Consent of Independent Auditors filed herewith.

    (o)        Not applicable

    (p)        Not applicable

    (q)        Not applicable

    (r)        Code  of  Ethics  adopted  by  Eaton  Vance  Corp.,  Eaton  Vance
               Management, Boston Management and Research, Eaton Vance Distributors, Inc. and the Eaton Vance Funds effective September 1, 2000 filed herewith.

 (s)(a) Power of Attorney for Eaton Vance Prime Rate Reserves dated February 14, 1997 filed as Exhibit (r) to Amendment No. 17 and incorporated herein by reference.

    (b) Power of Attorney for Eaton Vance Prime Rate Reserves dated November 16, 1998 filed as Exhibit (s)(b) to Amendment No. 20 and incorporated herein by reference.

 (t)(a) Power of Attorney for Senior Debt Portfolio dated February 14, 1997 filed as Exhibit (s) to Amendment No. 17 and incorporated herein by reference.

    (b) Power of Attorney for Senior Debt Portfolio dated November 16, 1998 filed as Exhibit (t)(b) to Amendment No. 20 and incorporated herein by reference.

ITEM 25. MARKETING ARRANGEMENTS

     Not applicable.

ITEM 26. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following table sets forth the approximate expenses incurred in connection with the offerings of Registrant:


     Registration fees                                   $2,392,930(1)
     National Assocation of Dealers, Inc. Fees           $  168,000(1)
     Printing (other than stock certificates)            $  208,000
     Engraving and printing stock certificates           $    4,800
     Fees and expenses of qualification under state
      security laws (excluding fees of counsel)          $  282,350
     Accounting fees and expenses                        $   13,500
     Legal fees and expenses                             $  230,000
                                                         ----------
          Total                                          $3,299,580(1)
                                                         ============


  -------------------------------
  (1)These amounts include expenses for the shares registered pursuant to the Registration Statements declared effective on May 3, 1989 (File No. 33-28516); August 9, 1989 (File No. 33-30268); July 3, 1990 (File No.
     33-34922);  November  28, 1995 (File No.  33-63623);  May 1, 1997 (File No.
     333-25731);  November 2, 1998 (File No.  333-65869);  May 3, 1999 (File No.
     333-72711); and March 15, 2000 (File No. 333-32268).

ITEM 27. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

     None.

ITEM 28. NUMBER OF HOLDERS OF SECURITIES


               (1)                                  (2)
          TITLE OF CLASS                  NUMBER OF RECORD HOLDERS
   Shares of benefical interest                    98,134
                                                   as of
                                              October 16, 2000

ITEM 29. INDEMNIFICATION

     The Registrant's By-Laws contains indemnification provisions. Registrant's Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their capacities as such.

     The distribution agreement of the Registrant also provides for reciprocal indemnity of the principal underwriter on the one hand, and the Trustees and officers, on the other.

ITEM 30. BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER

     Reference is made to: (i) the information set forth under the captions "Management of the Fund" in the Prospectus and "Investment Advisory and Administrative Services" in the Statement of Additional Information; (ii) the Eaton Vance Corp. 10-K filed under the Securities Exchange Act of 1934 (File No. 1-8100); and (iii) the Forms ADV of Eaton Vance Management (File No. 801-15930) and Boston Management and Research (File No. 801-43127) filed with the Commission, all of which are incorporated herein by reference.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

     All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the possession and custody of the Registrant's custodian, Investors Bank & Trust Company, 200 Clarendon Street, 16th Floor, Boston, MA 02116, and its transfer agent, PFPC, Inc., 4400 Computer Drive, Westborough, MA 01581-5120, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of Eaton Vance Management, The Eaton Vance Building, 255 State Street, Boston, MA 02109. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of Eaton Vance Management and Boston Management and Research.

ITEM 32. MANAGEMENT SERVICES

     None.

ITEM 33. UNDERTAKINGS


     The undersigned Registrant hereby undertakes:


     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new
Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the continuos offering of the shares; and

     (4) To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston, and the Commonwealth of Massachusetts, on October 31, 2000.


                              EATON VANCE PRIME RATE RESERVES

                              By: /s/  James B. Hawkes
                                  -----------------------------------------
                                  James B. Hawkes, President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities on October 31, 2000.



      SIGNATURE                                 TITLE
      ---------



/s/ James B. Hawkes
-------------------       Trustee, President and Principal Executive Officer
James B. Hawkes

/s/ James L. O'Connor
---------------------   Treasurer (Principal Financial and Accounting Officer)
James L. O'Connor

Jessica M. Bibliowicz*
----------------------                         Trustee
Jessica M. Bibliowicz

Donald R. Dwight*
-----------------                              Trustee
Donald R. Dwight

Samuel L. Hayes, III*
---------------------                          Trustee
Samuel L. Hayes

Norton H. Reamer*
-----------------                              Trustee
Norton H. Reamer

Lynn A. Stout*
--------------                                 Trustee
Lynn A. Stout

Jack L. Treynor*
----------------                               Trustee
Jack L. Treynor

*By:  /s/  Alan R. Dynner
     ---------------------------------
     Alan R. Dynner (As attorney-in-fact)

                                    SIGNATURES

     Senior Debt Portfolio has duly caused this Amendment to the Registration Statement on Form N-2 of Eaton Vance Prime Rate Reserves (File No. 333-32268) to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston and the Commonwealth of Massachusetts, on October 31, 2000.


                                 SENIOR DEBT PORTFOLIO

                                 By:  /s/ JAMES B. HAWKES
                                 ------------------------
                                 James B. Hawkes, President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in their capacities and on October 31, 2000.


      SIGNATURE                                  TITLE
      ---------

/s/ James B. Hawkes
---------------------       Trustee, President and Principal Executive Officer
James B. Hawkes

/s/ James L. O'Connor
-------------------       Treasurer Principal Financial and Accounting Officer
James L. O'Connor

Jessica M. Bibliowicz*
----------------------                          Trustee
Jessica M. Bibliowicz

Donald R. Dwight*
-----------------                               Trustee
Donald R. Dwight

Samuel L. Hayes, III*
---------------------                           Trustee
Samuel L. Hayes

Norton H. Reamer*
-----------------                               Trustee
Norton H. Reamer

Lynn A. Stout*
--------------                                  Trustee
Lynn A. Stout

Jack L. Treynor*
----------------                                Trustee
Jack L. Treynor

*By:  /s/  Alan R. Dynner
      ---------------------------------
      Alan R. Dynner (As attorney-in-fact)

                                  EXHIBIT INDEX



Exhibit No.    Description
-----------    -----------

     (n)       Consent of Independent Auditors

     (r)       Code  of  Ethics  adopted  by  Eaton  Vance  Corp.,  Eaton  Vance
               Management, Boston Management and Research, Eaton Vance Distributors, Inc. and the Eaton Vance Funds effective September 1, 2000.